Exhibit 99.1

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 12

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING NOTICE

The board of directors hereby invites the shareholders and holders of warrants of Celyad SA to the ordinary general meeting of shareholders to be held on 9 May 2016 at 9 am (CET) at the company’s registered office with the agenda set out below.

Agenda of the ordinary shareholders’ meeting

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2015 and on the auditor’s report regarding the financial year ended 31 December 2015.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2015 and the auditor’s report in relation to the financial year ended 31 December 2015.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2015 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2015 and the allocation of the results as proposed by the board of directors in its annual report.

4.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2015:

•	Michel Lussier, chairman,

•	LSS Consulting SPRL, represented by Christian Homsy

•	Danny Wong

•	William Wijns

•	Chris De Jonghe

•	Serge Goblet

•	TOLEFI SA, represented by Serge Goblet

•	R.A.D. Life Sciences BVBA, represented by Rudy Dekeyser

•	Hanspeter Spek

•	Pienter-Jan BVBA, represented by Chris Buyse

•	Debasish Roychowdhury

•	Chris Buyse

•	Rudy Dekeyser

•	Jean-Marc Heynderickx

5.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate during the financial year ended 31 December 2015.

6.	Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to adopt a new remuneration plan in favour of the non-executive directors of the company.

Proposed resolution: The general meeting decides to approve the proposal of the board of directors, based on the advice of the company’s nomination and remuneration committee, to adopt a new remuneration plan in favour of the non-executive directors, according to which the remuneration of the non-executive directors (both independent and non-independent) is set as follows:

•	a fixed annual remuneration of EUR 10,000;

•	a fixed annual remuneration of EUR 10,000 for the chairman of the board of directors;

•	an additional remuneration of EUR 5,000 for each participation of a director to one of the four ordinary board meetings to be held each year as a minimum;

•	an additional remuneration of EUR 5,000 for each participation of a director to any extraordinary board meeting;

•	an additional remuneration of EUR 15,000 for the members of a committee and EUR 20,000 for the chairman of a committee;

•	an additional remuneration of EUR 3,000 per day for any special mission requiring the participation a director, upon request of the CEO and with prior approval of the board of directors.

The present remuneration plan is subject to article 12 of the articles of association of the company, according to which some directors have waived their right to be remunerated for the exercise of their mandate.

7.	Deliberation on and approval of the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to grant a variable remuneration in the form of warrants to non-executive non-independent directors of the company.

Proposed resolution: In accordance with article 554 of the Belgian Company Code, the general meeting decides to approve the proposal of the board of directors, based on the advice of the nomination and remuneration committee, to grant 10,000 warrants to each of the non-executive directors of the company who are not independent directors.

8.	Acknowledgment of the resignation of Mr William Wijns as director of the company.

Proposed resolution: The general meeting acknowledges the resignation of Mr William Wijns as director of the company, with effect from 1 April 2016.

9.	Renewal of the mandate of the following persons as directors of the company:

•	Mr Chris Buyse as independent director of the company;

•	Mr Rudy Dekeyser as independent director of the company;

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy as executive director of the company;

•	Mr Michel Lussier as non-executive director of the company; and

•	Mr Serge Goblet as non-executive director of the company.

Proposed resolution: Upon proposal of the board of directors based on the advice of the nomination and remuneration committee, the general meeting decides to renew the mandate of the following persons as directors of the company, with immediate effect, for a four year period until the closing of the annual shareholders’ meeting resolving on the annual accounts of the financial year that will end on 31 December 2019:

•	Mr Chris Buyse as independent director of the company. Mr Chris Buyse will receive a fixed remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting. Mr Chris Buyse complies with the criteria of independence set forth in article 526ter of the Belgian Company Code and the Corporate Governance Charter of the company.

•	Mr Rudy Dekeyser as independent director of the company. Mr Rudy Dekeyser will receive a fixed remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting. Mr Rudy Dekeyser complies with the criteria of independence set forth in article 526ter of the Belgian Company Code and the Corporate Governance Charter of the company.

•	LSS Consulting SPRL, represented by its permanent representative Mr Christian Homsy as executive director of the company.

•	Mr Michel Lussier as non-executive director of the company. Mr Michel Lussier will receive a fixed remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting.

•	Mr Serge Goblet as non-executive director of the company. Mr Serge Goblet will receive a fixed remuneration according to the remuneration plan adopted under the sixth resolution of the present general meeting.

10.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Lionel Duez, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2015, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

Conditions of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 25 April 2016 at midnight (CET).

This registration is made either by way of registration on the company’s share register, either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The date and time specified above is the record date. Only those who are shareholders on the record date shall have the right to participate and vote in the general meeting.

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the record date, for which the shareholders has expressed its intention to participate in the general meeting.

The shareholder must notify the company of its willingness to participate in the general meeting by 3 May 2016 at the latest. The notification must be made by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

Right to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting, and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder.

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (25 April 2016 at midnight (CET)).

Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 17 April 2016 at the latest by email to lduez@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 24 April 2016 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Right to ask questions

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

These questions can be asked prior to the general meeting by email to lduez@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert.

These questions must be received on 3 May 2016 at 17:00 (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can be obtained on the company’s website (www.celyad.com), at the company’s registered office or by email to lduez@celyad.com.

The hard-copy original form must be received by the company on 3 May 2016 at 17:00 (CET) at the latest. This form may be communicated to the company by email to pjeanmart@celyad.com or by mail marked for the attention of Celyad, Mr Patrick Jeanmart, CFO, rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders may be consulted on the company’s website: www.celyad.com, as from 9 April 2016.

The curricula vitae of the directors to be re-appointed by the shareholders’ meeting will be available online on the company’s website in accordance with the company’s Corporate Governance Charter.

As from this date, shareholders have the right to consult these documents on business days and during normal office hours, at the company’s registered office, and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail marked for the attention of Mr Patrick Jeanmart, CFO, Rue Edouard Belin 12, B-1435 Mont-Saint-Guibert, or by email to lduez@celyad.com.

The board of directors